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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48994

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Northland Securities, Inc**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 South 5th Street, Suite 3300
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dustin Alden	**612-851-5982**	dalden@northlandsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	**Hauppauge**	**NY**	**11788**
(Address)	(City)	(State)	(Zip Code)

03/04/2009		**3370**
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy Nitzsche _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northland Securities, Inc. _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Year Ended December 31, 2025



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Northland Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Northland Securities, Inc. (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Northland Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Northland Securities, Inc auditor since 2024.

Hauppauge, New York
February 27, 2026

Nawrocki Smith LLP

NORTHLAND SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2025

A S S E T S

Cash and cash equivalents	$	35,187,593
Clearing deposit		250,000
Commissions receivable		16,409,763
Securities inventory		76,392,430
Investment securities		2,588,108
Other receivables		4,639,310
Property and equipment, at cost, less accumulated depreciation		762,962
Receivable from affiliates		313,546
Deferred income taxes, net		2,016,500
Right-of-use lease asset		2,289,990
Other assets		1,169,394
Goodwill		4,437,207
Intangible assets, net		3,881,249
TOTAL ASSETS	$	150,338,052

L I A B I L I T I E S

Accounts payable, trade	$	47,713
Accrued expenses		42,426,236
Lease liability		3,832,081
Income taxes payable		9,272,653
Securities sold, not yet purchased		7,807,560
Payable to affiliates		14,092,635
Deferred revenue		660,833
TOTAL LIABILITIES		78,139,711

S T O C K H O L D E R ' S E Q U I T Y

CAPITAL CONTRIBUTED	
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares	1,020
Additional paid-in capital	21,157,824
TOTAL CAPITAL CONTRIBUTED	21,158,844
RETAINED EARNINGS	51,039,497
TOTAL STOCKHOLDER'S EQUITY	72,198,341
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 150,338,052

See Notes to Financial Statements

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(1) **Organization and nature of business**

Northland Securities, Inc. (the "Company") is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. ("Holdings"), Holdings is a wholly owned subsidiary of First National of Nebraska, Inc ("FNNI"). FNNI is the bank holding company for First National Bank of Omaha ("FNBO"). The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Networks, Inc. and subsidiary ("Networks") and Northland Directions, Inc. ("Directions"). These affiliated companies provide various financial services including consulting, commercial lending and placement agent services to institutional investors, businesses, and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

On April 30, 2025, FNNI, FNBO, Country Club Bank ("CCB"), and CCB Financial Corporation ("CCB FC"), the parent company of CCB, entered into an Agreement and Plan of Merger pursuant to which FNBO acquired CCB and certain net assets of CCB FC (the "CCB Merger").

Following the completion of the CCB Merger on October 1, 2025, FNNI undertook a series of internal restructuring transactions to align certain business operations within its corporate structure. These transactions were completed among entities under common control and resulted in the transfer of certain assets, liabilities, and equity interests (collectively, the "Transferred Business") to the Company, as further described in Note 17, Business Combination Under Common Control. The Transferred Business consists of:

(i)   the transfer by FNBO of certain assets and liabilities of the Capital Management Group ("CMG") operating division to the Company; and

(ii)   the merger of Asset Management Group, LLC ("AMG"), a wholly owned subsidiary of FNBO, into the Company; and

(iii)   the merger of Country Club Financial Services, LLC ("CCFS"), a wholly owned subsidiary of FNBO, into the Company.

CMG operated as a registered MSRB dealer bank specializing in the sales, trading, and underwriting of fixed income securities, primarily for community banks. AMG provides asset-liability management services to community banks. CCFS is a FINRA-registered broker-dealer engaged in merger, acquisition, and divestiture advisory services.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(2) **Financial instruments with off-balance sheet risk**

Off-balance-sheet credit and market risk – In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Credit risk – As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. In the normal course of business, the Company also holds securities sold, not yet purchased. This exposes the Company to the risk that it may be unable to reacquire a security to terminate a short position except at a price that is substantially in excess of the price it was originally sold.

(3) **Significant accounting policies**

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. At, December 31, 2025 the Company maintained the majority of its cash and cash equivalents with one financial institutions and balances exceeded Federal Deposit Insurance Corporation limits, as of December 31, 2025 the Company had a balance of approximately $4,245,000 over Federal Deposit Insurance Corporation limit. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Commissions Receivable – Clearing firm receivable includes commissions on trades processed by the clearing firm, which are recorded on a trade date basis. These commissions receivable are paid to the Company as requested.

Receivables and allowance for credit losses – Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms which require payment within 30 to 90 days from the invoice date depending on the service provided. Past due accounts receivable with invoice dates over the days allowed for collection are not charged interest.

Payments of accounts receivable from customers are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The allowance for credit losses represents management's estimate credit losses inherent in receivable as of the balance sheet date. The allowance for credit losses is estimated by management using accounts receivable balances that exceed 60 days past due and an assessment of the current creditworthiness for these accounts. Management's allowance for credit losses was zero as of December 31, 2025.

Securities inventory – Securities inventory consist of bonds, stock and other investments. The Company classifies its investments as trading securities. Firm trading securities are bought and held principally as inventory for the purpose of resale in the near term. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in revenues from trading income.

Commission income and related expenses for security transactions are recognized on a trade date basis.

Investment securities – Investments consist principally of equity securities (or equity equivalents in the case of warrants) in both private and publicly held companies. Equity securities are primarily obtained in addition to a cash fee from investment banking transactions. Equity positions in publicly held companies which are unrestricted (free to exercise in the case of warrants) are accounted for at fair value. Equity positions in publicly held companies which are restricted and not available to be exercised as of the financial statement date are accounted for at fair value and classified as restricted. Equity securities in privately held companies are classified as restricted investments and are accounted for at management's best estimation of fair value. Changes in fair value, including realized and unrealized gains and losses are included in other income (expense).

Property and equipment – Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Goodwill and Other Intangible Assets – Goodwill represents the excess of consideration paid over fair value of net assets of a business acquired. Goodwill and intangible assets acquired in a business combination and determined to have a an infinite life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives.

Depreciation and amortization – Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer software and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years
Leasehold improvements	The lease term

Impairment of long-lived assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds

the fair value of the assets. Management does not believe there were any indications of impairment as of December 31, 2025.

Right-of-use assets and lease liabilities – The Company accounts for its lease obligations in accordance with ASC Topic 842, Leases ("ASC 842"), which requires the recognition of both (i) a lease liability equal to the present value of the remaining lease payments and (ii) an offsetting right-of-use asset plus any initial direct costs and the lease payments made prior to the commencement date, and minus lease incentives. The remaining lease payments are discounted using the rate specified in the lease, or if that is not available, Company's incremental borrowing rate. After lease commencement, right-of-use assets are assessed for impairment and otherwise are amortized over the remaining lease term on a straight-line basis. These recognition requirements are not applied to short-term leases which are those with a lease term of 12 months or less. Instead, lease payments associated with short-term leases are recognized as an expense on a straight-line basis over the lease term.

Revenue Recognition

Revenue from contracts with customers

Commissions - Revenues from customer transactions, including commissions, are reported on a trade date basis.

Underwriting revenues - Underwriting revenues are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement. Investment banking revenues include management fees earned from securities offerings in which the company acts as an underwriter or agent and fees earned from providing financial advisory services. The Company may receive securities, stock or warrants of the company, for which services have been performed. The Company classifies securities, stock or warrants received for services as investment securities. The Company recognizes revenue based on the estimated fair value of the securities received. In addition, certain employees may receive a portion of the securities received as compensation. These revenues and expenses are included in the statement of income in the respective captions of commissions and employee compensation and benefits. The subsequent values of the securities held are adjusted to fair value and the changes in value are included in the statement of income in other income (expense). During 2025, the Company recognized $4,065,000 of noncash investment banking fees and zero noncash compensation where securities were received.

The majority of the Company's underwriting fees are considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation. The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or underwriting arrangement, or some other defined outcome (e.g., providing a fairness opinion). At this time, the Company has transferred control of the promised service and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary. Costs associated with underwriting transactions are recognized when the engagement in concluded and are recorded on a gross basis as the Company is acting as a principal in the arrangement.

Fee Income - The Company earns revenue for distribution and related support services performed related to mutual and other funds, fixed and variable annuities and insurance products. Depending on the product sold, the Company may receive an upfront fee for

services, a trailing commission, or some combination thereof. Upfront commissions are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and recognized at the time of sale (or in the case on insurance and annuity products, when the policy is accepted by the carrier). Trailing commissions are generally received monthly or quarterly while our client holds the investment or contract. As these trailing commissions are based on factors outside of our control, including market movement and client behavior (i.e., how long clients hold the investment, insurance policy or annuity contract), such revenue is recognized when it is probable that significant reversal will not occur.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled.

Investment advisory fees - Fees earned from providing financial advisory services are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the consumer. In some circumstances significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a given contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue. As of December 31, 2025, management considered all such amounts and has determined them to be immaterial.

Other advisory and administrative fees are recognized when the performance obligations are completed by the Company, with billed but not paid amounts included in receivables. The Company has no material contract assets, contract liabilities, or remaining performance obligations as of December 31, 2025.

Other Revenue

The following streams of revenue are not subject to ASC 606 as they do not relate to revenue resulting from contracts with customers.

Trading income - Securities inventories are classified as trading securities. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in trading income.

Interest and dividend income - Interest and dividend income is generated by securities inventories held by the Company. Income is recognized as earned.

Income taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expenses, as a percentage of income, differ from statutory rates due to municipal interest income and expenses, which are non-taxable and non-

deductible according to IRS regulations, as well as portions of meals and entertainment expenses. Deferred taxes result principally from the difference in recognition of investment income and depreciation and amortization for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions that do not meet the "more likely than not" threshold, a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months; however, any potential change is not expected to have a material effect on the results of operations or financial position of the Company. The Company does not believe it has any tax positions at December 31, 2025 that would not meet the "more likely than not" threshold for uncertain tax purposes.

FNNI files tax returns, including returns for its subsidiaries, in the United States federal jurisdiction and in various state jurisdictions. In addition, the Company files separate state tax returns in those jurisdictions where it is required to do so. Uncertain tax positions are related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years after the date of filing, including extensions.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued pronouncements – In December 2023, the FASB issued ASU 2023-09 Income Tax Disclosures. ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. ASU 2023-09 requires public companies to annually (i) disclose specific categories in the rate reconciliation and (ii) provide additional information for reconciling items that meet a quantitative threshold. Additionally, ASU 2023-09 requires public companies to annually disclose the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, as well as the amount of income taxes paid by individual jurisdiction. The Company adopted ASU 2023-09 effective for the fiscal year ended December 31, 2025. As a result, the Company has included the additional required disclosures [see Note 9] for income tax disclosures applied on a prospective basis.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Commitments and contingencies – In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

From time to time, the Company will enter into subordinated loan agreements in order to maintain a minimum regulatory net capital ratio on a short-term basis. FINRA regulation allows companies to take on such commitments three times per rolling 12-month basis. The Company carried no such commitments as of December 31, 2025.

The Company also enters into underwriting commitments in the normal course of business. Transactions relating to any such underwriting commitments, that were open at December 31, 2025 and have subsequently settled, had no material effect on the statement of financial condition.

Subsequent events policy – Subsequent events have been evaluated through February 27, 2026, which is the date the financial statements were issued.

(4) **Receivable from clearing organization**

At December 31, 2025, amounts receivable from the Company's clearing firm consist of the following:

	December 2025
Clearing deposits	$ 250,000
Commissions receivable	16,410,000
	$ 16,660,000

(5) **Securities inventory and securities sold, not yet purchased**

The following is a summary of the fair value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2025.

	Securities Inventory	Securities Sold, Not Yet Purchased
Municipal securities	$ 25,061,000	$ -
Corporate equity securities	6,068,000	824,000
Government securities	45,263,000	6,984,000
Total	$ 76,392,000	$ 7,808,000

(6) **Investment securities**

Cost, fair value and aggregate unrealized gains and losses for investment securities at December 31, 2025 are summarized below:

	Fair Value	Cost	Unrealized Gains	Losses
Equities - unrestricted, public	$ 220,000	$ 2,270,000	$ 111,000	$ 2,161,000
Equities - restricted, public	2,336,000	1,972,000	364,000	-
Equities - restricted, private	32,000	32,000	-	-
Total	$ 2,588,000	$ 4,274,000	$ 475,000	$ 2,161,000

(7) **Property and equipment**

The following is a summary of property and equipment at December 31, 2025:

Cost of owned property and equipment:		
Computer software and equipment	$	370,000
Vehicles		75,000
Furniture and fixtures		753,000
Leasehold improvements		2,226,000
		3,424,000
Less accumulated depreciation		2,661,000
Total property and equipment	$	763,000

The aggregate depreciation and amortization expense were $572,000 for the year ended December 31, 2025. Depreciation expense is included in occupancy on the statements of operations.

(8) **Fair value measurements**

Fair value measurement definition and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily available quoted prices from an orderly market generally will have a higher degree of market price observability and require a lesser degree of judgment used in measuring fair value.

ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value. The guidance requires the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's perspective on the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy consists of three levels as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date (most observable). Valuation adjustments and block discounts are not applied to Level 1 measurements.

Level 2 – observable inputs other than quoted prices for identical assets included within Level 1 (i.e. price quotes for similar assets).

Level 3 – unobservable inputs for the asset or liability to be used in pricing models (i.e. Black-Scholes) or matrix pricing.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the

marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair values of assets and liabilities measured on a recurring basis at December 31, 2025 are as follows:

	Fair Value	**(Level 1)**	**(Level 2)**	**(Level 3)**
Securities owned:				
Municipal securities	$ 25,061,000	$ -	$ 25,061,000	$ -
Corporate equity securities	6,068,000	-	6,068,000	-
Government securities	45,263,000	-	45,263,000	-
Investment securities	2,588,000	220,000	-	2,368,000
Total assets	$ 78,980,000	$ 220,000	$ 76,392,000	$ 2,368,000
Securities sold, not yet purchased:				
Government securities	$ 7,808,000	$ -	$ 7,808,000	$ -
Total liabilities	$ 7,808,000	$ -	$ 7,808,000	$ -

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025.

Government securities – valued at the closing price reported in the market the individual security is traded.

Municipal securities, corporate debt securities and certificates of deposit – valued at the closing price reported in the market the individual or similar bond/security is traded. When quoted prices are not available for identical or similar bonds/securities, it is valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar investments, but includes adjustments for certain risks that may not be observable, such as credit or liquidity risks.

Corporate equity securities – valued at the closing price reported in the active market the individual security is traded.

Investment Securities – valued at either the closing price reported in the inactive or active market the individual security is traded or using Black-Scholes pricing model, which includes unobservable inputs as discussed below.

The carrying value of the Company's cash, cash equivalents, accounts receivable, account payable and accrued expenses approximate fair value because of the short-term maturity of these instruments.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

The following table presents a reconciliation of level 3 assets and liabilities that are measured on a recurring basis, using significant unobservable inputs. There was a realized gain of $739,000 for the year ended December 31, 2025.

Fair value measurements using significant unobservable inputs (level 3) for the year ended December 31, 2025:

Beginning Balance	$	478,000
Total gains or losses (unrealized/realized) included in earnings		975,000
Acquired		1,752,000
Settlements/sales		(837,000)
Ending balance	$	2,368,000
Change in unrealized gains or losses for the period included in earnings for assets held at the end of reporting date	$	236,000

The assets and liabilities measured using unobservable inputs are warrants of public companies not traded on the open market or restricted equity securities received as additional revenue for investment banking services performed. The Company uses the Black-Scholes Option Pricing Model for warrant valuation purposes, which uses a risk-free rate of return, volatility of the underlying security and the expected terms of the warrants as significant inputs, among other factors. An additional discount is taken on restricted investment securities until the restriction period expires.

At December 31, 2025 the remaining estimated warrant terms are 4.94 years, the risk free rate was 4.12% and the volatility rate was 50%. A certain number of the Company's warrants are considered to be restricted until the filing of a registration statement or upon satisfying the holding period requirement as stated in SEC Rule 144. These restricted securities are discounted by the Company at a rate between 30% and 50%.

(9) Income tax expense

The components of the provision for federal and state income taxes are as follows for the year ended December 31, 2025:

Current income taxes	
Federal income taxes	$ 10,062,000
State and local income taxes	5,241,000
Total current income tax expense	15,303,000
Deferred income taxes	
Federal deferred tax	(1,002,000)
State and local deferred tax	(348,000)
Total deferred income tax (benefit) expense	(1,350,000)
Total income tax expense	$ 13,953,000

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

The components of deferred income taxes included on the statements of financial condition are as follows for the year ended December 31, 2025:

Deferred tax assets:

Accrued compensation and benefits	$ 1,696,000
Warrant valuations	477,000
Accrued expenses	690,000
Deferred lease liability	436,000
Other	26,000
Total deferred tax assets	3,325,000

Deferred tax liabilities:

Warrant income	1,064,000
Other	44,000
Depreciation and amortization	200,000
Total deferred tax liabilities	1,308,000
Net deferred tax asset/liabilities	$ 2,017,000

The effective rate of total tax expense for the year ending December 31, 2025 was different than the statutory federal tax rate. The reasons for the differences are as follows:

	Amount	Percent
Statutory federal tax rate	10,292,000	21.0%
State taxes (1)	3,792,000	7.7%
Other items, net	(131,000)	-0.2%
Effective Tax Rate	13,953,000	28.5%

(1) The following state jurisdiction account for more than 50% of the total effect of this category.
  For December 31, 2025: Minnesota

Income taxes paid (net of refunds) for the year ending December 31, 2025:

Federal	$ 3,087,000
Minnesota	4,083,000
Other state/local payments (net)	490,000
Total income taxes paid (net)	$ 7,660,000

The Company files a consolidated tax return with FNNI and affiliates. The Company's financial statements reflect income taxes allocated on a Separate-Return approach, modified to utilize Company net operating losses and capital losses when those losses are realized by the consolidated group.

The Company reimbursed FNNI $7,560,000 during the year ended December 31, 2025, for its share of income taxes payable.

The Company owes FNNI $9,273,000 for income taxes payable at December 31, 2025.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(10) Lease Commitments

The Company conducts its operations in leased facilities. The leases have varying terms expiring through December 2033. The lease agreements provide for monthly rental payments ranging between $500 and $36,000, plus a proportionate share of operating expenses. Rent expensed under these arrangements was $1,104,000 for the year ended December 31, 2025.

The Company is obligated under an operating lease for office equipment. The lease has terms expiring August 2025. Aggregate payments under these leases amount to $4,000 per month. Rent expensed under these arrangements was $33,000 for the year ended December 31, 2025.

Future minimum lease payments which must be made under non-cancellable lease agreements are:

2026	$	755,000
2027		732,000
2028		615,000
2029		532,000
2030		544,000
Thereafter		1,514,000
Total undiscounted minimum lease payments		4,692,000
Imputed interest		(860,000)
Total operating lease liabilities	$	3,832,000
Weighted average remaining lease term		7.09
Weighted average discount rate		4.91%

(11) Customer transactions

The Company maintains a special account for the exclusive benefit of customers and operates on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

The Company's other business activities are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 which include: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

(12) Related party transactions

The Company provides services to other affiliates of FNNI, including FNBO. These services include federal funds transfers, bond accounting, portfolio trades/analysis, and repurchase agreements and negotiable certificates of deposit dealer services. The Company earned advisory fee and fee revenues as a result of these services of $969,000 for the year ended December 31, 2025.

Networks and Directions are affiliates of the Company through common ownership by Holdings. The affiliates reimburse the Company for direct costs as incurred and their portion of allocated

expenses in accordance with shared service agreements. The Company received affiliate reimbursements totaling $80,000 the year ended December 31, 2025. The Company may also advance or receive advances from Holdings on an as needed basis and advances are expected to be repaid.

In addition, the Company has a service agreement with FNNI and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance audit and consulting services, branding/trademark modifications and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. Operating expenses for services provided by affiliated companies totaled $2,914,000 of which $255,000 is included in employee compensation and benefits, $74,000 is included in occupancy, and $2,585,000 is included in general and administrative in the statement of income for the year end December 31, 2025.

FNNI has a contributory 401(k) plan (the Plan) that covers substantially all employees. The Company was allocated its share of costs for the defined contribution plan, which was $2,496,000 for the year ended December 31, 2025. At December 31, 2025, the Company's discretionary portion of the defined contribution was $1,454,000, and is recorded as accrued compensation and benefits in the statement of financial condition and is owed to FNNI.

At December 31, 2025, the Company had cash on deposit of $4,495,000 with FNBO. The Company has not experienced any losses on its deposits of cash.

The Company has a $15,000,000 line of credit with FNNI. There were no amounts outstanding as of and for the year ended December 31, 2025. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to Effective Fed Funds Rate plus 2.80%. In addition, the Company pays a commitment fee of 0.25% of the unused portion of the credit. For the year ended December 31, 2025, the Company incurred $38,000 in expense related to the unused portion.

The Company has payables of $1,000 to Networks, $14,089,000 to FNBO and $3,000 to FNNI at December 31, 2025.

The Company makes advances and loans to various employees during the year. The total amount due from employees at December 31, 2025 was $314,000 and is included in the statements of financial position under the caption "Receivables from affiliates". Employee advances are reported net of management allowance for amounts estimated as either not collectible or forgivable based on the terms of the advance.

(13) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital and net capital requirements of $48,285,000 and $4,536,000 respectively. The Company's aggregate indebtedness to net capital ratio was 1.41 to 1.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(14) Employee benefit plan

FNNI has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan the first of the month following thirty days of employment. The Company was allocated its share of costs for the defined contribution plan, which was $2,496,000 for the year ended December 31, 2025. At December 31, 2025, the Company's discretionary portion of the defined contribution was $1,454,000, and is recorded as accrued compensation and benefits in the statement of financial condition and is owed to FNNI.

(15) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including securities brokerage, investment banking, investment advisory, and related financial services to individuals, institutions, corporations and municipalities. The Company has identified its board of directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 13), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 3). The Company derived 33% percent of its total revenues from a single external customer in 2025.

All expense categories on the Statement of Income are significant and there are no other significant segment expenses that would require disclosure. Assets information provided to the CODM are consistent with those reported on the Statement of Financial Condition.

Revenues from external customers, interest income, interest expense and income tax expense are presented on the Statement of Income. Depreciation and amortization is $572,000 for the year ended December 31, 2025 (see Note 7).

(16) Cash flow disclosures

The following is a summary of supplemental cash flow information for the year ended December 31, 2025:

Cash received: interest	$ 2,057,000
Cash received: related party for taxes	$ 5,000
Cash paid: interest	$ 194,000
Cash paid: related party for taxes	$ 7,665,000
Non-cash investing and financing arrangements:	
Right-of-use lease asset arising from New lease agreements	$ 694,000
Lease liability arising from New lease agreements	$ 694,000

(17) <u>**Business Combination Under Common Control**</u>

On October 1, 2025, the Company acquired certain assets and liabilities of the CMG operating division of CCB, and merged AMG and CCFS into the Company (collectively, the "Transaction"). The assets and equity interests were acquired from FNBO, an entity under common control with the Company through FNNI, the ultimate parent of both FNBO and the Company.

The Transaction occurred subsequent to FNBO's acquisition of CCB in a third-party business combination (the "CCB Merger"), which was accounted for under ASC 805, *Business Combinations* at the FNNI consolidated level. Following the CCB Merger, FNNI undertook a series of internal restructuring transactions to align certain business operations, including the transfer of the CMG operations and the mergers of AMG and CCFS into the Company.

The Transaction was accounted for as a common control transaction in accordance with ASC 805-50, *Business Combinations*. Accordingly, the Company recognized the assets acquired and liabilities assumed at their historical carrying amounts as reflected in the consolidated financial statements of FNNI, which include the fair value step-up resulting from the CCB Merger purchase accounting. No additional fair value remeasurement was performed in connection with the transfer of net assets to the Company.

The total consideration transferred by the Company in connection with the Transaction was $8,475,000, consisting of:

- $5,607,000 related to the transfer of certain assets and liabilities of the capital management group operating division from FNBO,

- $2,341,000 related to the merger of AMG into the Company, and

- $527,000 related to the merger of CCFS into the Company.

Because the Transaction involved the transfer of net assets between entities under common control, no new goodwill was recognized. However, the net assets transferred to the Company included approximately $4.4 million of goodwill that had been previously recognized by FNNI in connection with the CCB Merger and was specifically identifiable to the transferred business. This goodwill was recorded by the Company at FNNI's historical carrying amount.

The Transaction resulted in a change in reporting entity from the perspective of the Company. Accordingly, the Company's financial statements for the year ended December 31, 2025 reflect the assets, liabilities, and results of operations of the transferred business beginning on October 1, 2025, the date on which the entities first came under common control. As the Company does not present comparative prior-period financial statements, no retrospective adjustment of prior periods was required.

A summary of the asset and liabilities transferred on October 1, 2025 as a result of the business combination is as follows:

Assets:		
Cash and cash equivalents	$	233,000
Property and equipment		75,000
Other receivables		51,000
Goodwill		4,437,000
Intangible assets		4,025,000
Other assets		21,000
Total Assets		8,842,000
Liabilities:		
Accrued expenses		239,000
Deferred revenue		128,000
Total Liabilities		367,000
Net Assets	$	8,475,000

A summary of revenues and expenses included on the Statement of Income as a result of the business combination is as follows:

Revenues	$	3,839,000
Expenses		3,082,000
Income before income taxes	$	757,000

(18) Goodwill and intangible assets

As of October 1, 2025, goodwill of $4,437,000 was recorded as part of the purchase price allocation when the Company acquired certain assets and liabilities of the CMG operating division of CCB, and merged AMG and CCFS into the Company (collectively, the "Transaction"). The goodwill recognized is not amortized and is evaluated for impairment at least annually. Goodwill is assigned to the applicable reporting unit and tested in accordance with ASC 350, *Intangibles - Goodwill and Other*.

In connection with the Transaction, the company recorded the following intangible assets:

			Estimated	12/31/2025 Accumulated			
Intangible asset	Fair Value		useful life	Amortization		Balance	
Trade name - BancPath	$	157,000	7 years	$	6,000	$	151,000
Developed technology - BancPath		305,000	7 years		11,000		294,000
Customer relationships		3,563,000	7 years		127,000		3,436,000
	$	4,025,000		$	144,000	$	3,881,000